ISRAMCO, INC.
1001 West Loop South, Suite 750
Houston, Texas 77027

August 22, 2019

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Office of Mergers & Acquisitions
Attention: Nicholas P. Panos

Senior Counsel

Re:	Isramco, Inc. Schedule 13E-3 Filed on August 1, 2019 by Isramco, Inc. et al. File No. 005-40388

Dear Mr. Panos:

On behalf of Isramco, Inc. (the “Company”), enclosed is a copy of Amendment No. 1 to the Schedule 13E-3 (the “Revised 13E-3”) and Amendment No. 1 to the preliminary proxy statement (the “Revised Proxy Statement”) that were each submitted today via EDGAR, marked to show changes made to each original filing, as submitted to the Securities and Exchange Commission (the “Commission”) on August 1, 2019. The changes reflected in the Revised 13E-3 and Revised Proxy Statement include those made in response to the comments of the staff of the Office of Mergers & Acquisitions of the Commission (the “Staff”) set forth in the Staff’s letter of August 12, 2019.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Revised Proxy Statement.

Schedule 13E-3

Cover Page

1.

The Schedule 13E-3 filing requirement derives from Rule 13e-3(d) promulgated under Section 13(e) of the Securities Exchange Act of 1934. Accordingly, Rule 0-11(b) applies to regulate the filing fee calculation instead of the cited Rule 0-11(c). In order to comply with Rule 0-11(a)(5), please revise the presentation regarding the calculation of the filing fee.

RESPONSE: In response to the Staff’s comment, the Company has updated the footnotes to the fee table on the cover page of the Revised 13E-3 to refer to Rule 0-11(b)(1).

Exhibit (a)(1) | Proxy Statement

2.

Advise us why the EDGAR header tag used to identify the above-captioned submission was PRE 14A as distinguished from PREM14A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags memorialized in the EDGAR Filer Manual and/or consultation with an EDGAR Filer Support specialist available at 202-551-8900.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s failure to use the proper PREM14A EDGAR header tag was inadvertent and resulted from a miscoding by the Company’s external financial printing service provider upon transmission of the Company’s initial filing with the Commission. The Company has filed the Revised Proxy Statement under the EDGAR header tag PRER14A and undertakes to use the correct code in subsequent filings, including under EDGAR header tag DEFM14A for the definitive proxy statement.

3.

Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that the approximate date upon which the proxy statement will be mailed to shareholders be placed on the first page of the proxy statement as defined under Rule 14a-1(g). At present, an attempt to include this date has been made between the shareholder letter and Notice, both of which documents are outside the scope of the cited definition of proxy statement and otherwise not identified within Rule 14a-101. Please revise the proxy statement, as defined within Rule 14a-1 of Regulation 14A, to include this required information as well as the prophylactic statement required by Rule 14a-6(e)(1) that this proxy statement edition is only a preliminary copy.

RESPONSE: In response to the Staff’s comment, the Company has added a new section immediately following the Notice titled “About This Proxy Statement” which contains disclosure regarding the approximate date upon which the proxy statement and form of proxy will be delivered, as required under Item 1(b) of Schedule 14A as well as Rule 14a-6(d), and includes the prophylactic legend required by Rule 14a-6(e)(1).

4.

The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As neither the letter to shareholders nor Notice are required disclosures under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.

RESPONSE: In response to the Staff’s comment, the Company has added a new section immediately following the Notice titled “About This Proxy Statement” which includes the legend required by Rule 13e-3(e)(1)(iii).

Recommendation of the Board, page 28

5.

Please revise to consistently state, if true, that the Board produced the fairness determination on behalf of Isramco. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the subject company of the proposed transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has updated the relevant disclosure throughout the Revised Proxy Statement, including on pages 4, 22, 28 and 43, to reflect that the fairness determination of the Board was made on behalf of the Company.

6.

Please revise to indicate, if true, that a specific (as distinguished from general) going concern value was not calculated or considered by the Special Committee, and thus the Board, when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

RESPONSE: In response to the Staff’s comment, the Company has included disclosure confirming that a specific going concern value was not calculated or considered by the Special Committee. Please refer to the added disclosure on page 27 of the Revised Proxy Statement.

7.

Notwithstanding the composition of the Special Committee, please disclose, if true, that an unaffiliated representative was not “retained” to act solely on behalf of unaffiliated security holders for purposes of negotiating the transaction, or advise. See Item 1014(d) of Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure in accordance with Item 1014(d) of Regulation M-A to state that no unaffiliated representative was engaged by the Special Committee or a majority of the directors who are not directors of the Company to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. Please refer to the added disclosure on page 28 of the Revised Proxy Statement.

Certain Effects of the Merger, page 45

8.

Given that Isramco, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure quantifying the annual savings that are estimated to be realized as a result of no longer being subject to the public reporting requirements under federal securities laws, and identified the surviving corporation as a direct beneficiary of such savings and the Purchaser Group Members, as beneficial owners of the surviving corporation, as indirect beneficiaries of such savings. Please refer to the added disclosure on page 47 of the Revised Proxy Statement.

9.

Isramco suffered a net operating loss in the fiscal year end ended December 31, 2017. Please specify the constituency expected to become the beneficiary of Isramco’s and/or its successor’s future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, even though the Company did sustain net operating losses on a consolidated basis for the fiscal year ended December 31, 2017, it has no net operating loss carryforwards as of the fiscal year ended December 31, 2018.

10.

Please revise the table presenting the Purchasing Group’s direct and indirect interests in Isramco’s net book value and net earnings to disclose each individual affiliate’s specific interest before and after the transaction. See Instruction 3 to Item 1013 of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the table to present each individual affiliate’s specific interests in the Company’s net book value and net earnings before and after the transaction. Please refer to the updated table on page 46 of the Revised Proxy Statement.

Selected Historical Consolidated Financial Information, page 93

11.

Given that financial statements have been incorporated by reference in order to fulfill Isramco’s disclosure obligations partly due to the application of Item 13 of Schedule 13E-3, summarized financial information must be included pursuant to Instruction 1 thereto. This summarized financial information should have been prepared in accordance with Item 1010(c) of Regulation M-A. At present, it appears as though not all of the information required by Item 1010(c)(1) has been provided. Please revise or advise.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that all applicable and required information under Item 1010(c)(1) has been provided. The Company did not have any discontinued operations during the periods covered by the summarized financial information and therefore does not present income from continuing operations data because the Company’s income from continuing operations is equal to its operating income for each such period.

Exhibit (a)(2) | Form of Proxy Card

12.	Please revise the form of proxy to comply with Rule 14a-4(e) of Regulation 14A.

RESPONSE: In response to the Staff’s comment, the Company has revised the form of proxy to include the disclosure(s) required by Rule 14a-4(e) of Regulation 14A.

13.	Please revise the form of proxy to comply with Rule 14a-6(e)(1) of Regulation 14A.

RESPONSE: In response to the Staff’s comment, the Company has revised the form of proxy to include the prophylactic legend indicating its preliminary status as required by Rule 14a-6(e)(1) of Regulation 14A.

Exhibit (c)(1) | Opinion of Duff & Phelps LLC

14.

Please refer to this statement: “This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated October 5, 2018...” Pages 4 and 28 of the proxy statement includes a similar, objectionable statement that reads: “Duff & Phelps’ opinion was provided solely for the use and benefit of the Special Committee...” Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Duff & Phelps consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

RESPONSE: In response to the Staff’s comment, the Company has deleted the word “solely” from the referenced disclosure on pages 4 and 29 of the Revised Proxy Statement and has added disclosure confirming Duff & Phelps’ express consent to the use of these materials in the Revised Proxy Statement and their incorporation by reference into the Revised 13E-3. Please refer to the added disclosure on page 40 of the Revised Proxy Statement.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact A.J. Ericksen of Baker Botts L.L.P. at (713) 229-1393 or Lior Nuchi of Norton Rose Fulbright (US) LLP at (415) 309-3008.

Very truly yours,

ISRAMCO, INC.

By: /s/ Anthony James

      Anthony James

      General Counsel and Corporate Secretary

cc: Baker Botts L.L.P.
      Andrew J. Ericksen

      Norton Rose Fulbright (US) LLP
      Lior Nuchi